UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2017

Commission File Number: 001-36703

Sky Solar Holdings, Ltd.

(Registrant’s Name)

Room 635, 6/F, 100 QRC Queen’s Road, Central

Hong Kong Special Administrative Region

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Number	Description of Document
99.1	Press Release dated June 2, 2017

99.2	Notice dated June 6, 2017 of Extraordinary General Meeting of the Company*

99.3	Press release dated June 6, 2017

*                 The actual EGM date may be different from the proposed date set forth in the notice.  The record date and the actual EGM date will be set at a later time.  All shareholders, including ADS holders, will be notified accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sky Solar Holdings, Ltd.

By:	/s/ Andrew Wang
Name:	Mr. Andrew Wang
Title:	Chief Financial Officer

Date: June 6, 2017